Exhibit 99.1

Energy Fuels Enters into Strategic Relationship Agreement with KEPCO

December 17, 2013

Toronto, Ontario and Lakewood, Colorado

Energy Fuels Inc. (NYSE MKT:UUUU) (TSX:EFR) (“Energy Fuels” or the “Company”) is pleased to announce that it has entered into a Strategic Relationship Agreement (the “SRA”) with Korea Electric Power Corporation (“KEPCO”). KEPCO (NYSE:KEP) (KRX:015760) is the largest electric utility in South Korea, responsible for 93% of South Korea’s electricity generation and the development of nuclear power projects worldwide. The South Korean government owns a 51% equity interest in KEPCO. On the 2013 Fortune Global 500 ranking of the world's largest companies, KEPCO was ranked 235. KEPCO is also a member of the World Energy Council, the World Nuclear Association and the World Association of Nuclear Operators. KEPCO is Energy Fuels’ largest shareholder, and an affiliate of KEPCO is Energy Fuels’ largest uranium customer, based on FY-2013 deliveries. Mr. Eun Ho Cheong, KEPCO’s Vice President of Overseas Resources Project Development, is a member of Energy Fuels’ board of directors.

The key objectives of the SRA are to establish a long term and strategic collaborative business relationship and to promote the development of each company’s business. The SRA addresses a number of areas of interest for both Energy Fuels and KEPCO, including the development of Energy Fuels’ Wyoming projects, KEPCO’s seat on the board of directors of Energy Fuels, visitation and secondment opportunities for KEPCO, and future qualified bidding by Energy Fuels on uranium concentrate supply contracts for KEPCO and its affiliates.

Within the SRA, Energy Fuels and KEPCO have agreed to cooperate in the evaluation of a joint development strategy with respect to Energy Fuels’ Sheep Mountain, Gas Hills and/or Juniper Ridge Projects in Wyoming (the “Wyoming Projects”). As previously announced, Energy Fuels is currently evaluating the co-development of its Wyoming Projects and is targeting the development of a 2nd major uranium production center for the Company in the State of Wyoming. Taken together, these three projects contain approximately 19.3 million tons of Measured and Indicated Mineral Resources with average grades that range from 0.06% to 0.13% U3O8 containing 40.9 million lbs. of U3O8. Included in these resource estimates, the Sheep Mountain Project has approximately 7.4 million tons of Probable Mineral Reserves with an average grade of 0.123% U3O8, containing 18.4 million lbs. of U3O8. In March 2012, Energy Fuels completed a Prefeasibility Study (“PFS”) for the Sheep Mountain Project only. Under the base case scenario, the project demonstrated attractive project economics based on a U3O8 price of US$65 per lb., including 1.5 million lbs. of annual U3O8 production, US$32.31 per lb. operating costs, 42% internal rate of return, and US$201 million net present value. The Company believes the project economics for the Sheep Mountain Project may be enhanced by co-developing it with the Gas Hills and/or Juniper Ridge Projects. The PFS for the Sheep Mountain Project is filed under Energy Fuels’ SEDAR profile. As previously announced, KEPCO was a party to a strategic venture arrangement with Strathmore Minerals Corp. (“Strathmore”) in connection with the development of the Gas Hills Project in Wyoming. On August 30, 2013, Energy Fuels acquired all of the issued and outstanding shares of Strathmore by way of a plan of arrangement.

“Entering into this Strategic Relationship Agreement further solidifies Energy Fuels’ close relationship with KEPCO,” stated Stephen P. Antony, President and CEO of Energy Fuels. “I believe that KEPCO is a world-class strategic partner who recognizes the quality, uniqueness and scalability of Energy Fuels’ asset base. Strengthening our relationship with KEPCO and realizing the benefits of co-developing our uranium projects in Wyoming were important synergies that Energy Fuels identified in its acquisition of Strathmore. I believe this Strategic Relationship Agreement is an important first step towards achieving those synergies.”

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release.

About Energy Fuels
Energy Fuels is currently America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the United States. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8 per year. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR” and on the NYSE MKT under the trading symbol “UUUU”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects, the objectives of the SRA, the possibility of establishing a joint development strategy on the Wyoming Projects with KEPCO, the possibility of developing a 2nd production center in Wyoming, and the completion of feasibility studies, economic assessments and mineral resource estimates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “promote”, “expects” “does not expect”, “is expected”, “estimates”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, or “will be taken”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated December 20, 2012, which is available for review on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

Cautionary Note to US Investors Concerning Estimates of Measured and Indicated Resources and Probable Mineral Reserves

While the terms "measured mineral resource," "indicated mineral resource", and "probable mineral reserves" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (the “SEC”). As such, information contained in this news release concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to "indicated mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.
Curtis H. Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com